3844 Kennett Pike

Suite 204-4, Mall Building, Powder Mill Square

Greenville, Delaware 19807

Phone: (302) 656-1708

TO: Visionary Enhancement, LLC

Dear Sirs:

Reference is made to our promissory note payable to you in the principal amount of $100,000 with a Funding Date of January 15, 2016 (the “Note”).

The Note is modified by the addition of the following two paragraphs (shown below in bold) to be inserted at the end of the Note.

If the DSIT Closing Date shall not have occurred by September 1, 2016, this Note and all interest accrued thereunder shall be payable on September 1, 2016.

The obligation to pay the principal of and any interest accrued on this Note shall be parri passu with the indebtedness of Acorn under the Loan and Security Agreement with Leap Tide Capital Partners III, LLC.

The Note as originally executed and delivered to you remains in full force and effect, as modified pursuant hereto.

Very truly yours,

Jan H Loeb
President and CEO